UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Elite Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28659T200

(CUSIP Number)

Richard Feiner, Esq.

Wall Street Plaza

88 Pine Street, 22nd Floor

New York, NY 10005

(646) 822-1170

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659T200

SCHEDULE 13D

1	NAME OF REPORTING PERSON NASRAT HAKIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,272,787[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,272,787[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,272,787[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

[1]	Information is as of August 24, 2020 and includes (a) 167,114,882 shares of Common Stock owned by the Reporting Person; (b) 2,700,000 shares of Common Stock owned by the Reporting Person’s IRA; (c) 79,008,661 shares of Common Stock issuable to the Reporting Person upon the cash exercise of Series J Common Stock Purchase Warrants owned by the Reporting Person (which warrants have an exercise price of $0.1521 per share of Common Stock); (d) an aggregate of 18,449,244 shares of Common Stock due and owing for compensation earned during the forty two month period January 1, 2017 through June 30, 2020, pursuant to the Reporting Person’s employment agreement with the Issuer (“Compensation Shares”). The percentage of outstanding shares of Common Stock is based upon 846,954,821 shares of Common Stock outstanding as of August 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2020 plus the above shares beneficially owned but not issued. The above computation includes the 79,008,661 shares issuable upon the cash exercise of the Series J Common Stock Purchase Warrants (which warrants have an exercise price of $0.1521 per share of Common Stock), which became exercisable on December 5, 2019. As of December 4, 2019, excluding such warrant shares but including Compensation Shares owed as of December 4, 2019 and 158,017,321 shares issuable upon conversion of the Series J Preferred Stock, the Reporting Person beneficially owned 183,911,756 shares of Common Stock representing approximately 18.6% of the outstanding shares of Common Stock (based upon 832,842,060 shares of Common Stock outstanding as of November 5, 2019, as reported in the Issuer’s Form 10-Q for period ended September 30, 2019 plus Compensation Shares owed as of December 4, 2019). As of March 31, 2019, excluding such warrant shares, but including Compensation Shares owed as of March 31, 2019 and 158,017,321 shares issuable upon conversion of the Series J Preferred Stock, the Reporting Person beneficially owned 180,463,880 shares of Common Stock representing approximately 18.4% of the outstanding shares of Common Stock (based upon 824,846,559 shares of Common Stock outstanding as of March 31, 2020, as reported in the Issuers Annual Report on Form 10-K for the fiscal year ended March 31, 2019, plus Compensation Shares owed as of March 31, 2019.

CUSIP No. 28659T200

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D on the Common Stock of Elite Pharmaceuticals, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 19, 2014, as amended by Amendment No. 1 filed on April 23, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D as previously amended. This Amendment No. 2 includes information as of August 24, 2020, the date of the event which requires the filing of this Amendment.

Item 2.	Identity and Background.

Item 2 to Schedule 13D is supplemented as follows:

Subsequent to April 23, 2015, Mikah Pharma LLC. a Delaware LLC wholly owned by Nasrat Hakim and one of the Reporting Persons in the Schedule 13D (“Mikah”), transferred all of the securities that it owned in the Issuer to the Reporting Person. Accordingly, Nasrat Hakim is the sole Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to Schedule 13D is supplemented as follows:

On August 16, 2016, Mikah converted all 100 shares of Series I Preferred into an aggregate of 142,857,143 shares of the Issuer’s Common Stock pursuant to the terms of the Series I Preferred and, immediately thereafter, transferred the shares into the Reporting Person’s name. Please see the Certificate of Designations of the Issuer’s Series I Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, dated February 6, 2014 and filed with the SEC on February 7, 2014.

Pursuant to his employment agreement, the Reporting Person is paid his salary in shares of the Issuer’s Common Stock. Pursuant to the Issuer’s practices, the number of shares to be issued is accrued quarterly at each reporting period. The number of shares accrued and unissued for compensation earned pursuant to the Reporting Person’s employment agreement with the issuer is summarized as follows: (a) 845,166 shares during the quarter ended March 31, 2017; (b) 681,576 shares during the quarter ended June 30, 2017; (c) 1,092,660 shares during the quarter ended September 30, 2017; (d) 1,415,634 shares during the quarter ended December 31, 2017; (e) 1,139,472 shares during the quarter ended March 31, 2018; (f) 1,346,988 shares during the quarter ended June 30, 2018; (g) 1,218,324 shares during the quarter ended September 30, 2018; (h) 1,522,536 shares during the quarter ended December 31, 2018; (i) 1,385,814 shares during the quarter ended March 31, 2019; (j) 1,543,212 shares during the quarter ended June 30, 2019; (k) 1,905,492 shares during the quarter ended September 30, 2019; (l) 1,430,208 shares during the quarter ended December 31, 2019; (m) 1,426,944 shares during the quarter ended March 31, 2020; (n) 1,495,218 shares during the quarter ended June 30, 2020 Please see the Issuer’s August 1, 2013 Employment Agreement with Nasrat Hakim, incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated August 1, 2013 and filed with the SEC on August 5, 2013, and Amendment No. 1 to the Hakim Employment Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 29, 2016.

CUSIP No. 28659T200

On April 28, 2017, pursuant to an exchange agreement between the Issuer and the Reporting Person, the Issuer issued 24.03443452410 shares of Series J Preferred Stock and Series J Common Stock Purchase Warrants to purchase an aggregate of 79,008,661 shares of the Issuer’s Common Stock to the Reporting Person in exchange for 158,017,321 shares of Common Stock owned by the Reporting Person. Please see the April 28, 2017 Exchange Agreement between the Issuer and Nasrat Hakim, which includes the form of Series J Common Stock Purchase Warrants, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 28, 2017 and filed with the SEC on April 28. 2017. Please also see the Certificate of Designations of the Series J Convertible Preferred Stock incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, dated April 28, 2017 and filed with the SEC on April 28, 2017.

On August 24, 2020, the Reporting Person converted his 24.03443452410 shares of Series J Preferred Stock into an aggregate of 158,017,321 shares of the Issuer’s Common Stock pursuant to the terms of the Series J Preferred Stock, at a conversion price of $0.1521 per share of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 to Schedule 13D is supplemented as follows:

On August 16, 2016, Mikah converted all 100 shares of Series I Preferred into an aggregate of 142,857,143 shares of the Issuer’s Common Stock pursuant to the terms of the Series I Preferred. The conversion did not increase the Reporting Person’s beneficial ownership.

On April 28, 2017, pursuant to an exchange agreement between the Issuer and the Reporting Person, the Issuer issued 24.03443452410 shares of Series J Preferred Stock and Series J Common Stock Purchase Warrants to purchase an aggregate of 79,008,661 shares of the Issuer’s Common Stock to the Reporting Person in exchange for 158,017,321 shares of Common Stock owned by the Reporting Person. The purpose of this exchange was to free up shares of Common Stock for use in funding activities. As the Series J Common Stock Purchase Warrants were not exercisable until the earlier of shareholder approval of an increase in the number of the Issuer’s authorized shares of Common Stock or April 28, 2020, the shares issuable upon exercise of these warrants were not deemed beneficially owned by the Reporting Person at the date of issuance. The exchange did not increase the Reporting Person’s beneficial ownership.

On August 24, 2020, subsequent to the filing of an amendment to the Issuer’s Articles of Incorporation increasing the number of authorized shares of Common Stock, the Reporting Person converted his 24.03443452410 shares of Series J Preferred Stock into an aggregate of 158,017,321 shares of the Issuer’s Common Stock. the Reporting Person effected the conversion because, he believed, that there were a sufficient number of authorized shares of Common Stock for the Issuer to utilize in funding activities after such conversion. The conversion did not increase the Reporting Person’s beneficial ownership.

CUSIP No. 28659T200

Item 5.	Interest in Securities of the Issuer.

Item 5(a) to Schedule 13D is amended and, as amended, reads as follows:

(a) As of August 24, 2020, the Reporting Person beneficially owned 267,272,787 shares of Common Stock consisting of (a) 167,114,882 shares of Common Stock owned by the Reporting Person; (b) 2,700,000 shares of Common Stock owned by the Reporting Person’s IRA; (c) 79,008,661 shares of Common Stock issuable to the Reporting Person upon the cash exercise of Series J Common Stock Purchase Warrants owned by the Reporting Person (which warrants have an exercise price of $0.1521 per share of Common Stock); and (d) an aggregate of 18,449,244 shares of Common Stock due and owing for compensation earned during the forty two month period January 1, 2017 through June 30, 2020, pursuant to the Reporting Person’s employment agreement with the Issuer (“Compensation Shares”). The percentage of outstanding shares of Common Stock is based upon 846,954,821 shares of Common Stock outstanding as of August 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2020, plus the above shares beneficially owned but not issued. The above computation includes the 79,008,661 shares issuable upon the cash exercise of the Series J Common Stock Purchase Warrants (which warrants have an exercise price of $0.1521 per share of Common Stock), which became exercisable on December 5, 2019. As of December 4, 2019, excluding such warrant shares but including Compensation Shares owed as of December 4, 2019 and 158,017,321 shares issuable upon conversion of the Series J Preferred Stock, the Reporting Person beneficially owned 183,911,756 shares of Common stock representing approximately 18.6% of the outstanding shares of Common Stock (based upon 832,842,060 shares of Common Stock outstanding as of November 5, 2019, as reported in the Issuer’s Form 10-Q for period ended September 30, 2019 plus Compensation Shares owed as of December 4, 2019). As of March 31, 2019, excluding such warrant shares, but including Compensation Shares owed as of March 31, 2019 and 158,017,321 shares issuable upon conversion of the Series J Preferred Stock, the Reporting Person beneficially owned 180,463,880 shares of Common Stock representing approximately 18.4% of the outstanding shares of Common Stock (based upon 824,846,559 shares of Common Stock outstanding as of March 31, 2020, as reported in the Issuers Annual Report on Form 10-K for the fiscal year ended March 31, 2019, plus Compensation Shares owed as of March 31, 2019.

Item 6.	Interest in Securities of the Issuer.

Item 6 to Schedule 13D is supplemented as follows:

Pursuant to the January 12, 2016 amendment to his employment agreement, the Reporting Person receives an annual salary of $500,000 per year, paid in shares of the Issuer’s Common Stock pursuant to the Issuer’s current procedures for paying Issuer executives in Stock.

Item 7.	Materials to be Filed as Exhibits.

Item 7 to Schedule 13D is supplemented as follows:

Exhibit No.	Description
1.	Amendment No. 1 to the Issuer’s employment agreement with Nasrat Hakim, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 29, 2016.
2.	April 28, 2017 Exchange Agreement between the Issuer and Nasrat Hakim, which includes the form of Series J Common Stock Purchase Warrants, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 28, 2017 and filed with the SEC on April 28. 2017.
3.	Certificate of Designations of the Series J Convertible Preferred Stock incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, dated April 28, 2017 and filed with the SEC on April 28, 2017.

CUSIP No. 28659T200

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2020

/s/ Nasrat Hakim
Nasrat Hakim